Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 22, 2006

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of a supplement thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and a supplement thereto approved by the AFM on May 31, 2006, and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Prospectus and related documents are available on the SEC’s website at www.sec.gov.

Profile	About the Combined Company The new company will be:
Our Philosophy
Management
History
Structure
Careers	•	The undisputed leader of the steel industry with unprecedented scale and global presence.
Technology	•	The most global steel company, able to supply customers on a global basis.
Offer for Arcelor	•	The largest in terms of revenues and in terms of production.
- Offer Documents	•	The worlds first 100 million tonne+ producer, more than three times larger than its nearest competitor.
- About Mittal Steel	•	The most self sufficient, vertically integrated steel producer with exceptional raw material resources.
- Shaping the Future of Steel	•	The leader in a number of regions and in a range of key product segments.
- An Obvious Combination	•	Less exposed to volatility through geographic and product diversification.
- Strategic Rationale for the Merger	•	Headquartered in Europe and stock market listings in six markets.
- Strategy for the Combined Group
- How the Combined Business Will Look	Unequalled geographic footprint:
- Sustainable Development	•	61 plants.
- Analyst Views	•	27 countries.
- What the Media says	•	Numerous international partnerships and JVs.
- Trade Union Comments	•	Fills geographic gaps in each company’s portfolio.
- Press Cuttings	•	Leading positions in 5 of 9 major markets.
- News Releases	•	Opportunity to grow in China and India.
- Presentations
- Speeches
- Sustainable Development Videos
- Company Videos
- Offer for Arcelor Videos
- Media Events Videos
> Welcome to Arcelor Shareholders
- Reasons to Tender Your Shares
> About the Combined Company
- Retail Investor FAQs
- Arcelor EGM Forms
- Retail Investor Brochure
- Offer for Arcelor - Ad Campaign
- Media and Financial Community Comments
- Press Cuttings

Financial benefits of the combination:
	•	Unrivalled financial strength and strategic flexibility to pursue growth and value creation opportunities.
	•	$1billion of synergies with no job losses or plant closures. These will come from purchasing, marketing and manufacturing efficiencies.
	•	Lower cost of capital for the combination.
	•	Further value upside from potential re-rating opportunity for combined group.
	•	Other unquantified cost and revenue synergies such as bidding synergies,

reduced capex and working capital, as well as synergies from distribution and product development.

Strategy for the combined company:
•	Convert undisputed leadership in high end products in USA and Europe into a global platform.
•	Pursue growth opportunities in emerging markets as a priority.
•	Continue to strengthen vertical integration and reduce costs and volatility.
•	Pursue cost leadership to ensure profitability throughout the cycle.
•	Realise the full potential of the combined asset base.
•	Leverage R&D and global presence to become supplier of choice.
•	Make further value enhancing acquisitions.

Key data for the new (combined) company*:

* Based on 2005 pro forma figures for Arcelor (Dofasco and Acesita) and Mittal Steel (ISG and Kryviy Rih), except for EBITDA based on 2005 pro forma figures for Arcelor (Acesita and without Dofasco) and Mittal Steel (with ISG and without Kryviy Rih).